FILED BY PERFORMANCE FOOD GROUP COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CORE-MARK HOLDING COMPANY, INC.

COMMISSION FILE NO. 000-51515

Performance Food Group Jefferies Virtual Consumer Conference June 2021 Jefferies 2021 1 Performance Food Group Jefferies Virtual Consumer Conference June 2021 Jefferies 2021 1

Disclaimer This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources and other non- historical statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. The following factors, in addition to those discussed under the section entitled Item 1A. Risk Factors in the PFG’s Annual Report on Form 10-K for the fiscal year ended June 27, 2020 filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2020, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov, could cause actual future results to differ materially from those expressed in any forward-looking statements: the integration of our acquisition of Reinhart, the material adverse impact the COVID-19 pandemic has had and is expected to continue to have on the global markets, the restaurant industry, and our business specifically; competition in our industry is intense, and we may not be able to compete successfully; we operate in a low margin industry, which could increase the volatility of our results of operations; we may not realize anticipated benefits from our operating cost reduction and productivity improvement efforts; our profitability is directly affected by cost inflation and deflation and other factors; we do not have long-term contracts with certain of our customers; group purchasing organizations may become more active in our industry and increase their efforts to add our customers as members of these organizations; changes in eating habits of consumers; extreme weather conditions; our reliance on third-party suppliers; labor relations and cost risks and availability of qualified labor; volatility of fuel and other transportation costs; inability to adjust cost structure where one or more of our competitors successfully implement lower costs; we may be unable to increase our sales in the highest margin portion of our business; changes in pricing practices of our suppliers; our growth strategy may not achieve the anticipated results; risks relating to acquisitions, including the risk that we are not able to realize benefits of acquisitions or successfully integrate the businesses we acquire; environmental, health, and safety costs; the risk that we fail to comply with requirements imposed by applicable law or government regulations; a portion of our sales volume is dependent upon the distribution of cigarettes and other tobacco products, sales of which are generally declining; if the products we distribute are alleged to cause injury or illness or fail to comply with governmental regulations, we may need to recall our products and may experience product liability claims; our reliance on technology and risks associated with disruption or delay in implementation of new technology; costs and risks associated with a potential cybersecurity incident or other technology disruption; product liability claims relating to the products we distribute and other litigation; adverse judgements or settlements; negative media exposure and other events that damage our reputation; decrease in earnings from amortization charges associated with acquisitions; impact of uncollectibility of accounts receivable; difficult economic conditions affecting consumer confidence; risks relating to federal, state, and local tax rules; the cost and adequacy of insurance coverage; risks relating to our outstanding indebtedness; our ability to raise additional capital; our ability to maintain an effective system of disclosure controls and internal control over financial reporting; the possibility that the expected synergies and value creation from the acquisition of Reinhart will not be realized or will not be realized within the expected time period; and the following risks related to the proposed acquisition of Core-Mark ( the “Core-Mark Transaction”): the risk that U.S. federal antitrust clearance or other approvals required for the Core-Mark Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and the Company’s resources or otherwise have an adverse effect on the Company; the possibility that conditions to the consummation of the Core-Mark Transaction, including approval by Core-Mark shareholders, will not be satisfied or completed on a timely basis and accordingly the Core-Mark Transaction may not be consummated on a timely basis or at all; uncertainty as to the expected financial performance of the combined company following completion of the Core-Mark Transaction; the possibility that the expected synergies and value creation from the Core-Mark Transaction will not be realized or will not be realized within the expected time period; the exertion of the Company management’s time and the Company’s resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with U.S. federal antitrust clearance or other third-party consents or approvals for the Core-Mark Transaction; the risk that unexpected costs will be incurred in connection with the completion and/or integration of the Core-Mark Transaction or that the integration of Core-Mark will be more difficult or time consuming than expected; availability of debt financing for the Core-Mark Transaction and our refinancing plans on terms that are favorable to us; a downgrade of the credit rating of the Company’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; potential litigation in connection with the Core-Mark Transaction may affect the timing or occurrence of the Core-Mark Transaction or result in significant costs of defense, indemnification and liability; the inability to retain key personnel; the possibility that competing offers will be made to acquire Core-Mark; disruption from the announcement, pendency and/or completion of the Core-Mark Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and the risk that, following the Core-Mark Transaction, the combined company may not be able to effectively manage its expanded operations. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in our filings with the SEC. Any forward-looking statement, including any contained herein, speaks only as of the time of this release or as of the date they were made and we do not undertake to update or revise them as more information becomes available or to disclose any facts, events, or circumstances after the date of this release or our statement, as applicable, that may affect the accuracy of any forward-looking statement, except as required by law. Jefferies 2021 2 Disclaimer This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources and other non- historical statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. The following factors, in addition to those discussed under the section entitled Item 1A. Risk Factors in the PFG’s Annual Report on Form 10-K for the fiscal year ended June 27, 2020 filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2020, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov, could cause actual future results to differ materially from those expressed in any forward-looking statements: the integration of our acquisition of Reinhart, the material adverse impact the COVID-19 pandemic has had and is expected to continue to have on the global markets, the restaurant industry, and our business specifically; competition in our industry is intense, and we may not be able to compete successfully; we operate in a low margin industry, which could increase the volatility of our results of operations; we may not realize anticipated benefits from our operating cost reduction and productivity improvement efforts; our profitability is directly affected by cost inflation and deflation and other factors; we do not have long-term contracts with certain of our customers; group purchasing organizations may become more active in our industry and increase their efforts to add our customers as members of these organizations; changes in eating habits of consumers; extreme weather conditions; our reliance on third-party suppliers; labor relations and cost risks and availability of qualified labor; volatility of fuel and other transportation costs; inability to adjust cost structure where one or more of our competitors successfully implement lower costs; we may be unable to increase our sales in the highest margin portion of our business; changes in pricing practices of our suppliers; our growth strategy may not achieve the anticipated results; risks relating to acquisitions, including the risk that we are not able to realize benefits of acquisitions or successfully integrate the businesses we acquire; environmental, health, and safety costs; the risk that we fail to comply with requirements imposed by applicable law or government regulations; a portion of our sales volume is dependent upon the distribution of cigarettes and other tobacco products, sales of which are generally declining; if the products we distribute are alleged to cause injury or illness or fail to comply with governmental regulations, we may need to recall our products and may experience product liability claims; our reliance on technology and risks associated with disruption or delay in implementation of new technology; costs and risks associated with a potential cybersecurity incident or other technology disruption; product liability claims relating to the products we distribute and other litigation; adverse judgements or settlements; negative media exposure and other events that damage our reputation; decrease in earnings from amortization charges associated with acquisitions; impact of uncollectibility of accounts receivable; difficult economic conditions affecting consumer confidence; risks relating to federal, state, and local tax rules; the cost and adequacy of insurance coverage; risks relating to our outstanding indebtedness; our ability to raise additional capital; our ability to maintain an effective system of disclosure controls and internal control over financial reporting; the possibility that the expected synergies and value creation from the acquisition of Reinhart will not be realized or will not be realized within the expected time period; and the following risks related to the proposed acquisition of Core-Mark ( the “Core-Mark Transaction”): the risk that U.S. federal antitrust clearance or other approvals required for the Core-Mark Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and the Company’s resources or otherwise have an adverse effect on the Company; the possibility that conditions to the consummation of the Core-Mark Transaction, including approval by Core-Mark shareholders, will not be satisfied or completed on a timely basis and accordingly the Core-Mark Transaction may not be consummated on a timely basis or at all; uncertainty as to the expected financial performance of the combined company following completion of the Core-Mark Transaction; the possibility that the expected synergies and value creation from the Core-Mark Transaction will not be realized or will not be realized within the expected time period; the exertion of the Company management’s time and the Company’s resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with U.S. federal antitrust clearance or other third-party consents or approvals for the Core-Mark Transaction; the risk that unexpected costs will be incurred in connection with the completion and/or integration of the Core-Mark Transaction or that the integration of Core-Mark will be more difficult or time consuming than expected; availability of debt financing for the Core-Mark Transaction and our refinancing plans on terms that are favorable to us; a downgrade of the credit rating of the Company’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; potential litigation in connection with the Core-Mark Transaction may affect the timing or occurrence of the Core-Mark Transaction or result in significant costs of defense, indemnification and liability; the inability to retain key personnel; the possibility that competing offers will be made to acquire Core-Mark; disruption from the announcement, pendency and/or completion of the Core-Mark Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and the risk that, following the Core-Mark Transaction, the combined company may not be able to effectively manage its expanded operations. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in our filings with the SEC. Any forward-looking statement, including any contained herein, speaks only as of the time of this release or as of the date they were made and we do not undertake to update or revise them as more information becomes available or to disclose any facts, events, or circumstances after the date of this release or our statement, as applicable, that may affect the accuracy of any forward-looking statement, except as required by law. Jefferies 2021 2

Disclaimer (cont.) Important Additional Information and Where to Find It In connection with the proposed transaction, PFG intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of PFG’s common stock to be issued in the proposed transaction and a proxy statement for Core-Mark’s stockholders (the “Proxy Statement”). Core-Mark will send the Proxy Statement to its stockholders, and each party may file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for the Form S-4, the Proxy Statement or any other document that Core-Mark may send to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PFG AND CORE-MARK ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFG, Core-Mark, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of PFG and Core-Mark will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about PFG and Core-Mark once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PFG will be available free of charge on PFG’s website at investors.pfgc.com or by contacting PFG’s Investor Relations department at bill.marshall@pfgc.com. Copies of the documents filed with the SEC by Core-Mark will be available free of charge on Core-Mark’s website at ir.core- mark.com/investors or by contacting Core-Mark’s Investor Relations department at david.lawrence@core-mark.com. Participants In The Solicitation PFG and its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Core-Mark in connection with the proposed transaction. Information about the directors and executive officers of PFG is set forth in its (i) Form 10-K for the fiscal year ended June 27, 2020, which was filed with the SEC on August 18, 2020 and (ii) proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on October 9, 2020, and on its website at www.pfgc.com. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4, the Proxy Statement and other materials to be filed with the SEC in connection with proposed transaction when they become available. No Offer or Solicitation This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Jefferies 2021 3 Disclaimer (cont.) Important Additional Information and Where to Find It In connection with the proposed transaction, PFG intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of PFG’s common stock to be issued in the proposed transaction and a proxy statement for Core-Mark’s stockholders (the “Proxy Statement”). Core-Mark will send the Proxy Statement to its stockholders, and each party may file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for the Form S-4, the Proxy Statement or any other document that Core-Mark may send to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PFG AND CORE-MARK ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFG, Core-Mark, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of PFG and Core-Mark will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about PFG and Core-Mark once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PFG will be available free of charge on PFG’s website at investors.pfgc.com or by contacting PFG’s Investor Relations department at bill.marshall@pfgc.com. Copies of the documents filed with the SEC by Core-Mark will be available free of charge on Core-Mark’s website at ir.core- mark.com/investors or by contacting Core-Mark’s Investor Relations department at david.lawrence@core-mark.com. Participants In The Solicitation PFG and its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Core-Mark in connection with the proposed transaction. Information about the directors and executive officers of PFG is set forth in its (i) Form 10-K for the fiscal year ended June 27, 2020, which was filed with the SEC on August 18, 2020 and (ii) proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on October 9, 2020, and on its website at www.pfgc.com. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4, the Proxy Statement and other materials to be filed with the SEC in connection with proposed transaction when they become available. No Offer or Solicitation This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Jefferies 2021 3

Performance Food Group Update Jefferies 2021 4 Performance Food Group Update Jefferies 2021 4

Performance Food Group at a Glance

- Second largest food distributor in the U.S.
- Participates in the growing $311bn foodservice distribution industry[1] as well as the ~$110bn C-Store distribution industry[2]
- Serves a diverse mix of customers across a broad variety of food-away-from-home concepts

LTM Mar-21 Sales	LTM Mar-21 Adj. EBIDTA[4]
$27 billion	$418 million
Market Cap[3]	**Enterprise Value[3]**
~$7 billion	~$9 billion

Key Company Metrics



Suppliers

10,000+



Products

500,000+



Associates

22,000+



Distribution Centers

117



Vehicles

5,500+



Customers Locations

280,000+

Locations Served

- Restaurants
- Hospitality
- Schools
- Hospitals
- Theatres
- Retailers
- Business and industry locations
- Convenience stores

Note: Metrics do not include recently announced Core-Mark deal.
1. Source: Equity Research.
2. Source: Convenience Store News; excludes fuel distribution sales.
3. Market Cap and Enterprise Value as of 09-Jun-21.
4. See Appendix.

Jefferies 2021 5

Attractive Industry Fundamentals § PFG operates in the $311 billion U.S. food service Food-Away-From-Home Market Size distribution industry ($ in billions) ― Supplies the $969 billion food-away-from-home industry § Scaling in the ~$110 billion C-Store distribution industry § Demographic fundamentals are favorable ― C-Store inside sales have experienced sustained growth throughout COVID-19 2019 Foodservice Distribution Market U.S. C-Store Inside Sales Market Size § The U.S. foodservice distribution industry consists of four ($ in billions) categories of distributors: ― Broadline distributors ― National distributors ― Specialized distributors ― Cash-and-carry centers where customers come to pick-up their orders Source: U.S. Department of Agriculture, Convenience Store News, NACS, Equity Research Jefferies 2021 6 Attractive Industry Fundamentals § PFG operates in the $311 billion U.S. food service Food-Away-From-Home Market Size distribution industry ($ in billions) ― Supplies the $969 billion food-away-from-home industry § Scaling in the ~$110 billion C-Store distribution industry § Demographic fundamentals are favorable ― C-Store inside sales have experienced sustained growth throughout COVID-19 2019 Foodservice Distribution Market U.S. C-Store Inside Sales Market Size § The U.S. foodservice distribution industry consists of four ($ in billions) categories of distributors: ― Broadline distributors ― National distributors ― Specialized distributors ― Cash-and-carry centers where customers come to pick-up their orders Source: U.S. Department of Agriculture, Convenience Store News, NACS, Equity Research Jefferies 2021 6

Leading Market Position

Reflects Pro-Forma CY2019 revenue as if the acquisitions of Eby-Brown and Reinhart Foodservice had occurred as of December 30, 2018

Estimated Revenues of Top U.S. Foodservice and U.S. Convenience Store Distributors[1]



(US$ in millions)
Foodservice Distributor
Convenience Store Distributor
Diversified
$50,458
$48,887[2]
$45,774
$16,671
$29,103
$29,141[3]
~$15,500
~$4,000
~$4,000
~$3,500
~$3,000
~$2,500
~$2,000
$1,592
$1,408
~$1,000
~$700
~$700
$420+ billion
~$110 billion
C-Store Distribution
~$311 billion
Foodservice Distribution
Company:
McLANE
Sysco
Core-Mark
+
PFG
US FOODS
Gordon
Shamrock Foods
KEITH
NATIONAL
IMPERIAL
Cheney Brothers
GSC
ebw
Total Addressable Market
Owner:
Public Parent
Public
Pro Forma Entity
Public
Private
Private
Private
Private
Private
Private
Private
Public
Public
Private
Private
Private

Source: Technomic, CSN, company filings, street research, other public sources
1. Reflects 2019 financials for current market landscape.
2. Excludes International Foodservice Operations.
3. Reflects Pro Forma CY2019 revenue as if the acquisitions of Smart Foodservice and the Food Group had occurred as of December 30, 2018.

Jefferies 2021 7

Customer-Centric Business Model Underpins Sustainable Growth (1) Net Revenue Growth Food Away from Home Market Size § Locally-based decision making and customer service to remain nimble at the point of PFG US Foods Sysco transaction 250% 233.5% 171.6% 200% 141.8% § Salespeople understand customers’ business 150% 105.4% 100% operations and economics 119.7% 103.9% 50% FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 LTM § Product assortment determined locally to reflect Mar-21 local customer preference (1) Adjusted EBITDA Growth § Partnering with suppliers to develop high quality PFG US Foods Sysco proprietary brands 197.4% 200% § Over 12,000 of our associates interact with 173.6% 142.0% 150% customers daily 100% 137.8% 76.5% 50% 63.5% 0% § Our incentivized sales associates receive FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 LTM Mar-21 extensive, ongoing product training Source: Company filings 1. PFG’s acquisitions of Eby-Brown and Reinhart and US Foods’ acquisitions of the Food Group and Smart Foodservice included in the results of financial operations since the respective dates of acquisition. Jefferies 2021 8 Customer-Centric Business Model Underpins Sustainable Growth (1) Net Revenue Growth Food Away from Home Market Size § Locally-based decision making and customer service to remain nimble at the point of PFG US Foods Sysco transaction 250% 233.5% 171.6% 200% 141.8% § Salespeople understand customers’ business 150% 105.4% 100% operations and economics 119.7% 103.9% 50% FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 LTM § Product assortment determined locally to reflect Mar-21 local customer preference (1) Adjusted EBITDA Growth § Partnering with suppliers to develop high quality PFG US Foods Sysco proprietary brands 197.4% 200% § Over 12,000 of our associates interact with 173.6% 142.0% 150% customers daily 100% 137.8% 76.5% 50% 63.5% 0% § Our incentivized sales associates receive FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 LTM Mar-21 extensive, ongoing product training Source: Company filings 1. PFG’s acquisitions of Eby-Brown and Reinhart and US Foods’ acquisitions of the Food Group and Smart Foodservice included in the results of financial operations since the respective dates of acquisition. Jefferies 2021 8

Proven Ability to Grow Most Profitable Customers, Brands and Products

Sales Strategy

- Focus on selling to our most profitable customers (Independent locations) and selling our most profitable brands (Performance Brands)
- Higher Performance Brand sales drive higher Independent sales and vice versa
- Drive higher supplier rebates and better cost of goods
- Drive higher commission and incentivized sales force

Independent Foodservice Mix


+800 bps
25.6%
33.6%
FY2013
FY2020

Customer and Brand Profitability Comparison[1]

Customer Profitability


Multi-Unit Margin / Case
Independent Margin / Case

Brand Profitability


Multi-Unit Margin / Case
Independent Margin / Case

Performance Brand Mix of Independent


+980 bps
37.5%
47.3%
FY2013
FY2020

1. Represents YTD through fiscal week 48 (May-21) financials.

Jefferies 2021 9

PFG Segment Overview

PFG Operating Segments

PERFORMANCE FOODSERVICE

- One of the largest broadline distributors by net sales in the U.S.
- A leading distributor to independent pizzerias in the U.S.
- Over $3.9bn sales of proprietary Performance Brands consisting of 22,000+ SKUs[1]
- Also a leading distributor to the family and casual dining channel, with distribution centers that provide tailored supply chain solutions to our customers

VISTAR

- A leading distributor with 45,000 SKUs of candy, snacks, and other items:
  - Vending distributors
  - Office coffee distributors
  - Theatres, stadiums, and arenas
  - Retail impulse
  - Hospitality
  - College bookstores
  - Convenience stores
  - Collections

Pre-COVID Business Mix[2]

Net Sales


Vistar 32%
Performance Foodservice 68%

EBITDA[3]


Vistar 30%
Performance Foodservice 70%

1. Represents YTD through fiscal week 48 (May-21) across all customer classes.
2. Represents LTM Dec-19 and excludes Corporate and All Other and Intersegment Eliminations.
3. Excludes Corporate & All Other.

Jefferies 2021 10

PFG has a Long Standing Track Record of Delivering Consistent Growth Track Record of Net Sales Growth ü Category leader in an attractive industry ($ in billions) $42 ü Customer-centric business model with local decision making $25 – Driving consistent market share gains, new customer wins $20 $18 $17 $16 $15 $14 $13 and further channel expansion $12 ü Operation excellence and size benefits enable strong profit growth 2012 2013 2014 2015 2016 2017 2018 2019 2020 2020PF PFG PF Core-Mark ü Substantial runway to sustain strong organic growth Strong Adj. EBITDA Growth and Consistent Margin Profile ($ in millions) $601 $476 $406 $427 $367 $391 $329 $286 $271 $241 2012 2013 2014 2015 2016 2017 2018 2019 2020 2020PF PFG PF Core-Mark Source: Company filings Note: Fiscal Year Ended June 30. Jefferies 2021 11 PFG has a Long Standing Track Record of Delivering Consistent Growth Track Record of Net Sales Growth ü Category leader in an attractive industry ($ in billions) $42 ü Customer-centric business model with local decision making $25 – Driving consistent market share gains, new customer wins $20 $18 $17 $16 $15 $14 $13 and further channel expansion $12 ü Operation excellence and size benefits enable strong profit growth 2012 2013 2014 2015 2016 2017 2018 2019 2020 2020PF PFG PF Core-Mark ü Substantial runway to sustain strong organic growth Strong Adj. EBITDA Growth and Consistent Margin Profile ($ in millions) $601 $476 $406 $427 $367 $391 $329 $286 $271 $241 2012 2013 2014 2015 2016 2017 2018 2019 2020 2020PF PFG PF Core-Mark Source: Company filings Note: Fiscal Year Ended June 30. Jefferies 2021 11

PFG Leadership Flexed Different Levers to Manage through Uncertain Environment

Managed COVID volatility in Q4'20 through Q2'21 (Mar-20 through Dec-20):

- ✓ Protect the balance sheet
  - Ensure liquidity
  - Working capital management
  - Micro-manage AR
- ✓ Stabilize the business
  - Right size labor force
  - Cost management
  - Customer Management
- ✓ Protect market share
  - Retain sales force
  - Closely manage supply chain infrastructure
  - Adjust inventory and product offering

Experienced strong COVID recovery Q3'21 - current (2021 YTD):

- ✓ Prepare for growth
  - Rebuild workforce
  - Retain share gains
  - Expand capacity to support growth
- ✓ Capitalize on strengths
  - Understand and invest in faster recovering channels to support lagging recovery of some Vistar channels
  - Build on momentum to unleash broadline salesforce to capture additional share as restrictions lift
  - Capture benefit of integrated Eby Brown and Reinhart businesses

Net Sales


($ millions)
2019-2020
2020-2021
% y-o-y change
(2.1%)
12.9%
12.8%
2.9%
$5,899
$5,774
$6,243
$7,047
$6,069
$6,845
$7,001
$7,203
Q4'19
Q4'20
Q1'20
Q1'21
Q2'20
Q2'21
Q3'20
Q3'21
Q4
Q1
Q2
Q3

Gross Profit


($ millions)
2019-2020
2020-2021
% y-o-y change
(8.7%)
14.6%
14.0%
3.1%
$700
$639
$711
$816
$711
$811
$808
$833
Q4'19
Q4'20
Q1'20
Q1'21
Q2'20
Q2'21
Q3'20
Q3'21
Q4
Q1
Q2
Q3

Adjusted EBITDA[1]


($ millions)
2019-2020
2020-2021
% y-o-y change
(97.6%)
5.9%
10.6%
(7.6)%
$157
$4
$128
$135
$143
$158
$131
$121
Q4'19
Q4'20
Q1'20
Q1'21
Q2'20
Q2'21
Q3'20
Q3'21
Q4
Q1
Q2
Q3

1. See Appendix.

Jefferies 2021 12

Performance Brands are a Key Strategic Initiative

- Proprietary brands are a key competitive advantage in the industry
  - Performance Brands include exclusive products offered across a wide variety of over 22,000 SKUs
  - PFG generated $3.9 billion in sales of proprietary Performance Brands in FYTD May-21
- PFG introduced 266 total SKUs in FY2020; 23 in new brand launches and 243 SKUs in existing brands
- Chefs demand PFG's Performance Brands and recognize the quality and specifications they bring to the table
- Additional value creation potential from improving Reinhart's proprietary brand penetration across all channels

Umbrella Brands – Tiered Strategy

Broadline	Roma
RIDGECREST	Piancone
WEST CREEK	ROMA
Silver	Assoluti

Strategic Brands

BRAVEHEART Black Angus Beef, Corazo, First Mark, Contigo, Bacio, Peak, Performance, Village Garden, FarmSmart, Brilliance, Nature's Best Dairy, Roasters Exchange, Magellan, Heritage Ovens, ascend

Jefferies 2021 13

Coverage slide Update on the Reinhart and Eby-Brown acquisitions – both performance and integration. Focus on how they exceeded target expectations that were initially guided to (both from a timing perspective as well as performance) Eby-Brown and Reinhart Investments have Outperformed Expectations § Eby-Brown provided a successful entry into c-store distribution § Reinhart represented an acquisition in the Foodservice segment − Closed acquisition April 29, 2019 − Closed acquisition on December 30, 2019 − Enabled PFG to strategically expand in the fast-growing − Positioned PFG as one of the largest distributors in the U.S. convenience store channel − Enhanced attractive customer base and product offerings − Provided key channel diversification during COVID § Since the announcement of the transaction, Reinhart has § Eby-Brown continues to operate the majority of its operations demonstrated solid results independently − Successfully completed business integration § Since the announcement of the transaction, Eby-Brown has − Well on track to achieve $50 million in projected cost synergies demonstrated solid results − Completed transition services agreement with Reinhart − 2-year integration completed ahead of schedule − Capitalized on learnings from front office and IT operations − Successfully opened and are currently shipping from two new distribution centers in the southeast to service the c-store channel Jefferies 2021 14 Coverage slide Update on the Reinhart and Eby-Brown acquisitions – both performance and integration. Focus on how they exceeded target expectations that were initially guided to (both from a timing perspective as well as performance) Eby-Brown and Reinhart Investments have Outperformed Expectations § Eby-Brown provided a successful entry into c-store distribution § Reinhart represented an acquisition in the Foodservice segment − Closed acquisition April 29, 2019 − Closed acquisition on December 30, 2019 − Enabled PFG to strategically expand in the fast-growing − Positioned PFG as one of the largest distributors in the U.S. convenience store channel − Enhanced attractive customer base and product offerings − Provided key channel diversification during COVID § Since the announcement of the transaction, Reinhart has § Eby-Brown continues to operate the majority of its operations demonstrated solid results independently − Successfully completed business integration § Since the announcement of the transaction, Eby-Brown has − Well on track to achieve $50 million in projected cost synergies demonstrated solid results − Completed transition services agreement with Reinhart − 2-year integration completed ahead of schedule − Capitalized on learnings from front office and IT operations − Successfully opened and are currently shipping from two new distribution centers in the southeast to service the c-store channel Jefferies 2021 14

Core-Mark Overview Jefferies 2021 15 Core-Mark Overview Jefferies 2021 15

Core-Mark
545066
Core-Mark

Core-Mark Strategic Rationale

- **Expands geographic reach, market diversification, and overall scale**
  - Enhances PFG's distribution platform and C-Store opportunities
  - Combined LTM net sales of ~$44 billion
- **Complementary customer-centric operating models**
  - Consistent go-to-market approach with selling cultures focused on customer success
- **Enhances attractive customer base and product offerings**
  - Convenience channel is an attractive opportunity and builds on Eby-Brown
  - Combined portfolio of brands broadens PFG's offering, particularly in Fresh
- **Significant synergy opportunities**
  - Estimated $40 million in run-rate net cost synergies in the 3rd year
  - Identified significant net cost synergies primarily from a combination of procurement, warehouse and route consolidation and SG&A reduction
- **Compelling financial impact**
  - The transaction is expected to be accretive to Adjusted Diluted EPS in the first full fiscal year following the close, not including expected synergies
- **Brings together the best talent in convenience**
  - Strong leadership and high-caliber associates complement Eby-Brown's talented team
  - Aligned culture supports collaboration and continuing innovation

Jefferies 2021 16

PFG’s Track Record in M&A: Benefits External Stakeholders Internal Stakeholders ALIGNED TO MARKET § Adding great talent DYNAMICS GROWTH ORIENTED Insights-driven Opportunistic Geographic § More career opportunities Customer-centric expansion Channel growth Scale M&A § Cultural alignment Approach § Learning from each other CLEAR STRATEGIC FIT Financially disciplined Operational upside Culturally compatible Jefferies 2021 17 17 PFG’s Track Record in M&A: Benefits External Stakeholders Internal Stakeholders ALIGNED TO MARKET § Adding great talent DYNAMICS GROWTH ORIENTED Insights-driven Opportunistic Geographic § More career opportunities Customer-centric expansion Channel growth Scale M&A § Cultural alignment Approach § Learning from each other CLEAR STRATEGIC FIT Financially disciplined Operational upside Culturally compatible Jefferies 2021 17 17

PFG and Core-Mark, Pro-forma Highlights[(1)]

What Core-Mark Brings to PFG

- Scale and Geographic Reach
- Channel Diversification
- Customer base and product offering
- Talent and cultural fit
- Opportunities for efficiency and cross-selling

	Vistar	Core-Mark
LTM Sales	$7.7BN	$17.0BN
Channels	Vending, Convenience, Theatres, and others	Convenience, *Key Player*
SKUs	~45,000	~60,000
Locations Served	~90,000	~40,000
Countries Served	US	US, Canada

LTM Mar-21 Sales

US$MM



~$26,900
~$17,000
~$43,800
Vistar + Core-Mark: ~$24,700
Core-Mark
Vistar
PFG Foodservice

1. Source: PFG & Core-Mark filings, public presentations.

Jefferies 2021 18

Core-Mark Snapshot

Business Description

- One of the largest wholesale distributors to the convenience retail industry in North America with $17 billion in net sales[1] and $211 million in Adj. EBITDA in the LTM period
- Services approximately 40,000 customer locations in all 50 states in the U.S., five Canadian provinces and two Canadian territories
- Product categories include cigarettes, food, other tobacco products, candy, health and beauty care products, fresh, and beverages
- Operates 32 distribution centers with 7,500 employees

Sales Mix By Product[2]


Health, Beauty & General 6%
Fresh 4%
Beverages 1%
Candy 7%
Other Tobacco Products 8%
Food 11%
Cigarettes 62%

Sales Mix By Segment[2]


Canada ~10%
United States ~90%

Gross Profit Breakdown


Cigarettes 26%
Food/Non-food 74%

1. LTM Mar-21 Net Sales includes $3.3 billion excise taxes.
2. LTM Mar-21 Product and Segment Mixes exclude $3.3 billion excise taxes.

Jefferies 2021 19

Geographic Reach: Core-Mark Enhances Presence Geographic Benefits § Strengthens Western US § Enhances South § Entry into Canada Customer Benefits § Leverage combined portfolio to enhance offering to customers § Improved network efficiency PFG Headquarters and increased scale Performance Foodservice Vistar Headquarters Vistar Eby-Brown Headquarters Eby-Brown Core-Mark Headquarters Core-Mark Distribution Centers Jefferies 2021 20 20 Geographic Reach: Core-Mark Enhances Presence Geographic Benefits § Strengthens Western US § Enhances South § Entry into Canada Customer Benefits § Leverage combined portfolio to enhance offering to customers § Improved network efficiency PFG Headquarters and increased scale Performance Foodservice Vistar Headquarters Vistar Eby-Brown Headquarters Eby-Brown Core-Mark Headquarters Core-Mark Distribution Centers Jefferies 2021 20 20

Convenience Store Opportunity Landscape

Store Composite


501+ Stores
20%
201-500 Stores
4%
51-200 Stores
5%
11-50 Stores
7%
1-10 Stores
64%
153,000
Total C-Stores

Largest Operators[1]


Key Players (# of Stores)
9364
5933
3900
2181
1679
1489
1272
1017
942
880
Acquired

Convenience Store Distribution Opportunity

- "Inside Sales" to end consumers at convenience stores represented a $250+ billion dollar industry in 2019
- Foodservice offerings represent the highest margin subsegment of "inside sales" totaling ~$55 billion
- Distribution of "inside sales" products represents a ~$110 billion industry

~$110 billion
Total Addressable C-Store Distribution Market


All Other
10%
Candy
3%
Salty Snacks
4%
Beer
6%
Other Tobacco Products
8%
Packaged Beverages
16%
Cigarettes
31%
Foodservice
22%
$252bn
Total Industry Inside Sales
$55bn
5%
6%
9%
18%
63%
Commissary
Frozen Dispensed Beverages
Cold Dispensed Beverages
Hot Dispensed Beverages
Prepared Food

Source: NACS *State of the Industry*, CSP Daily News
1. As of December 31, 2019.

Jefferies 2021 21

Provides National Platform to Pursue Foodservice Sales into the C-store End Channel... Coverage slide (1) Total U.S. Convenience Store Foodservice Sales and Forecast at Current Prices, 2015-2025 Opportunity for the business ($ in billions) around the C-store channel. $61 $59 $58 $56 $55 $54 Wants to be able to show the $54 $53 $51 $50 $48 stability of the business, as well as discuss the growth opportunity go-forward – p. 26 of Nov + drivers of growth coming out of COVID slide 2? 2015A-2019A CAGR: +3.6% 2020E-2025E CAGR: +4.1% 2015A 2016A 2017A 2018A 2019A 2020E 2021E 2022E 2023E 2024E 2025E 2019 Foodservice Sales Mix and Gross Margin in C-Stores by Category: 2019 Summary 2019 Sales Mix 2019 Gross Margin § In 2019, C-Store Foodservice sales were $55 billion, $35 billion of which was 5.2% Prepared Food 54.5% prepared food 5.7% Hot Dispensed § The biggest category of growth was Hot Dispensed Beverages, which 63.0% 8.7% Beverages grew at 5.3% Cold Dispensed 47.4% Beverages § Foodservice represented 22% of inside sales, but 35% of inside gross profit Frozen Dispensed 17.7% 56.7% § Due to pandemic restrictions and protocol, C-Store Foodservice declined Beverages as a % of in-store gross profit dollars, but operators are expected to Commissary 30.3% refocus on foodservice as restrictions subside 62.6% Total 54.3% C-Store foodservice sales are expected to grow at a 4.1% CAGR over the next five years, in line with historical market growth Source: NACS, Mintel, other public sources 1. Historical data per NACS; forecast CAGR per Mintel Convenience Store Foodservice U.S., Feb-21. Mintel CAGR applied to NACS historical actuals. Jefferies 2021 22 Provides National Platform to Pursue Foodservice Sales into the C-store End Channel... Coverage slide (1) Total U.S. Convenience Store Foodservice Sales and Forecast at Current Prices, 2015-2025 Opportunity for the business ($ in billions) around the C-store channel. $61 $59 $58 $56 $55 $54 Wants to be able to show the $54 $53 $51 $50 $48 stability of the business, as well as discuss the growth opportunity go-forward – p. 26 of Nov + drivers of growth coming out of COVID slide 2? 2015A-2019A CAGR: +3.6% 2020E-2025E CAGR: +4.1% 2015A 2016A 2017A 2018A 2019A 2020E 2021E 2022E 2023E 2024E 2025E 2019 Foodservice Sales Mix and Gross Margin in C-Stores by Category: 2019 Summary 2019 Sales Mix 2019 Gross Margin § In 2019, C-Store Foodservice sales were $55 billion, $35 billion of which was 5.2% Prepared Food 54.5% prepared food 5.7% Hot Dispensed § The biggest category of growth was Hot Dispensed Beverages, which 63.0% 8.7% Beverages grew at 5.3% Cold Dispensed 47.4% Beverages § Foodservice represented 22% of inside sales, but 35% of inside gross profit Frozen Dispensed 17.7% 56.7% § Due to pandemic restrictions and protocol, C-Store Foodservice declined Beverages as a % of in-store gross profit dollars, but operators are expected to Commissary 30.3% refocus on foodservice as restrictions subside 62.6% Total 54.3% C-Store foodservice sales are expected to grow at a 4.1% CAGR over the next five years, in line with historical market growth Source: NACS, Mintel, other public sources 1. Historical data per NACS; forecast CAGR per Mintel Convenience Store Foodservice U.S., Feb-21. Mintel CAGR applied to NACS historical actuals. Jefferies 2021 22

…with Significant Tailwinds Post-COVID

While post-COVID performance continues to be discussed, potential c-store foodservice tailwinds include an increased focus on heightened spending and increased demand for consumer convenience

58%	51%	30%
Of Operators will Emphasize Prepared Foodservice	Of Operators will Focus on More Fresh Prepared Meals	Of Operators will Focus on Ready-to-Heat Meals

Key Trends Shaping the Future of C-Store Foodservice

Made-to-Order

- Ability to create brand identity and offer exclusive products
- Generally higher margin business
- Drives consumer traffic and repeat business

Prepared / Ready to Heat Meals

- Retailers have expanded grab & go services throughout the pandemic
- Opportunity to drive higher average ticket size
- Offers convenience that transcends demographics as c-stores seek to become a one-stop shopping destination for all consumers

New Options and Flavors

- Many retailers have revamped menus with product introductions
- Piloted roll-outs of international or localized cuisine
- 63% of consumers want c-stores to broaden healthy food options[1], which has driven retailers to incorporate healthy & plant-based options

Delivery Partner

- Launched to facilitate business during the pandemic
- Ability to service convenience to the evolving consumer that is driven by an on-demand culture
- On trend service as consumers place a growing emphasis on the home

GRUBHUB™ Uber Eats

Source: NACS, Technomic, other public sources
1. Source: Technomic.

Jefferies 2021 23

Core-Mark Acquisition Expected to be Accretive to PFG Platform

(Pre-COVID Financials as of LTM Dec-19)	PFG Performance Food Group	+ Core-Mark	= Pro-Forma
Adj. EBITDA - CapEx (% Conversion)[(1)]	$406mm[(2)] *76.0%*	$162mm *84.9%*	$568mm *78.3%*
ROIC[(3)]	~8%	~11%	~9%
Adj. EBITDA	$534mm[(2)]	$191mm	$725mm

The acquisition of Core-Mark is expected to increase EBITDA by 36% and be accretive to the PFG platform

Source: Company filings
(1) Defined as (Adj. EBITDA – CapEx)/ Adj. EBITDA.
(2) Reflects reported Adjusted EBITDA which includes the results of operations of Eby-Brown since the date of acquisition and excludes Reinhart.
(3) Defined as NOPAT / Average (of beginning and ending balances) Invested Capital (book value of equity plus long term debt).

Jefferies 2021 24

Synergies Overview

- PFG has a history of successful acquisition integrations
- Business functions analyzed during the diligence process included: Corporate, Buying/Procurement, Warehouse/Operations, and Trucking/Distribution
- Synergies expected to be realized by the 3rd full year post closing



Estimated Total Net Cost Synergies
~$17.5mm
~$12.5mm
~$7.5mm
~$2.5mm
~$40mm
Corporate
Buying/Procurement
Warehouse/Operations
Trucking/Distribution
Total

Jefferies 2021 25

A Complementary Combination CONVENIENCE STORES SINGLE-SERVE & IMMEDIATE RESTAURANTS CONSUMPTION & CULINARY Jefferies 2021 26 A Complementary Combination CONVENIENCE STORES SINGLE-SERVE & IMMEDIATE RESTAURANTS CONSUMPTION & CULINARY Jefferies 2021 26

Early Stages of Driving Higher Margin Foodservice Sales into C-Store Channel

Mar-19 Acquisition

Eby-Brown

Rationale

- Ability to leverage legacy PFG expertise in foodservice to offer unique products in the fastest-growing segments of the convenience industry
- Significant synergies to realize through crossover with suppliers and product categories, as well as drive growth of Performance Brands
- Opportunity to realize powerful cross-selling opportunities
- Cannabidiol (CBD) infused products in candy, snack and beverages expected to grow exponentially with convenience channels picking up the bulk of sales
- Seamless cultural fit with consumer-centric approach
- Scalable SAP IT platform with the potential to aid Vistar as the Company evaluates retiring Vistar's legacy IT systems

Integration Update

- ✓ With PFG backing, Eby was able to expand service with new Florida and North Carolina DC's in December 2020
- ✓ Significant financial two-year CAGRs post-acquisition
- ✓ EBITDA drivers include organic growth, operating efficiencies and post-acquisition synergies
- ✓ Foodservice and non-tobacco sales as a % of sales growing pre-COVID


Eby-Brown

Acquisition of Eby-Brown allowed Vistar to strategically expand into the c-store foodservice channel through organic growth as well as future disciplined roll-out opportunities

Jefferies 2021 27

Key Takeaways

- ✓ PFG has a long standing track record of delivering consistent growth with strong momentum
- ✓ Acquisition of Core-Mark expands geographic reach and overall scale, enhancing PFG's attractive customer base and product offerings; complimentary to Eby-Brown segment and further enables penetration of the fast growing convenience store channel
- ✓ Significant synergy opportunities with conservatively estimated $40 million in annual synergies, to start being fully realized by year three
- ✓ Ample liquidity and strong free cash flow generation should enable future opportunistic M&A

Expands Geographic Reach	Increases Overall Scale in C-Store Distribution	Enhances Customer Base and Product Offerings	Significant Net Cost Synergies	Accretive to Adjusted Diluted EPS
✓	✓	✓	✓	✓

Jefferies 2021 28

Appendix Jefferies 2021 29 Appendix Jefferies 2021 29

Statement regarding non-GAAP financial measures • This presentation includes financial measures that are not calculated in accordance with GAAP, including Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Free Cash Flow Conversion and Adjusted Diluted EPS. Such measures are not recognized terms under GAAP, should not be considered in isolation or as a substitute for net income or diluted EPS prepared in accordance with GAAP, and are not indicative of amounts as determined under GAAP. Adjusted EBITDA, Adjusted Diluted EPS, Adjusted EBITDA Margin, Free Cash Flow, Free Cash Flow Conversion and other non-GAAP financial measures have limitations that should be considered before using these measures to evaluate the Company’s financial performance. Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Free Cash Flow Conversion and Adjusted Diluted EPS, as presented, may not be comparable to similarly titled measures of other companies because of varying methods of calculation. • Management uses Adjusted EBITDA, defined as net income before interest expense, interest income, income and franchise taxes, and depreciation and amortization, further adjusted to exclude certain items we do not consider part of our core operating results. Such adjustments include certain unusual, non-cash, non-recurring, cost reduction, and other adjustment items permitted in calculating covenant compliance under the Company’s credit agreement and indenture (other than certain pro forma adjustments permitted under our credit agreement and indenture relating to the Adjusted EBITDA contribution of acquired entities or businesses prior to the acquisition date). Under PFG’s credit agreement and indenture, the Company’s ability to engage in certain activities such as incurring certain additional indebtedness, making certain investments, and making restricted payments is tied to ratios based on Adjusted EBITDA (as defined in the credit agreement and indenture). • PFG believes that the presentation of Adjusted EBITDA and Adjusted Diluted EPS is useful to investors because these metrics provide insight into underlying business trends and year-over-year results and are frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in PFG’s industry. • The following tables include a reconciliation of non-GAAP financial measures to the applicable most comparable U.S. GAAP financial measures. Jefferies 2021 30 Statement regarding non-GAAP financial measures • This presentation includes financial measures that are not calculated in accordance with GAAP, including Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Free Cash Flow Conversion and Adjusted Diluted EPS. Such measures are not recognized terms under GAAP, should not be considered in isolation or as a substitute for net income or diluted EPS prepared in accordance with GAAP, and are not indicative of amounts as determined under GAAP. Adjusted EBITDA, Adjusted Diluted EPS, Adjusted EBITDA Margin, Free Cash Flow, Free Cash Flow Conversion and other non-GAAP financial measures have limitations that should be considered before using these measures to evaluate the Company’s financial performance. Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Free Cash Flow Conversion and Adjusted Diluted EPS, as presented, may not be comparable to similarly titled measures of other companies because of varying methods of calculation. • Management uses Adjusted EBITDA, defined as net income before interest expense, interest income, income and franchise taxes, and depreciation and amortization, further adjusted to exclude certain items we do not consider part of our core operating results. Such adjustments include certain unusual, non-cash, non-recurring, cost reduction, and other adjustment items permitted in calculating covenant compliance under the Company’s credit agreement and indenture (other than certain pro forma adjustments permitted under our credit agreement and indenture relating to the Adjusted EBITDA contribution of acquired entities or businesses prior to the acquisition date). Under PFG’s credit agreement and indenture, the Company’s ability to engage in certain activities such as incurring certain additional indebtedness, making certain investments, and making restricted payments is tied to ratios based on Adjusted EBITDA (as defined in the credit agreement and indenture). • PFG believes that the presentation of Adjusted EBITDA and Adjusted Diluted EPS is useful to investors because these metrics provide insight into underlying business trends and year-over-year results and are frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in PFG’s industry. • The following tables include a reconciliation of non-GAAP financial measures to the applicable most comparable U.S. GAAP financial measures. Jefferies 2021 30

Non-GAAP Financial Measures – Performance Food Group (as of LTM Dec-19) Six Months Ended Fiscal Year Ended LTM Period Ended December 28, 2019 December 29, 2018 June 29, 2019 December 28, 2019 (In millions) Net income $ 7 7.3 $ 7 1.3 $ 166.8 $ 172.8 Interest expense 43.7 3 1.6 65.4 7 7.5 Income tax expense 23.2 20.2 5 1.5 5 4.5 Depreciation 6 9.0 5 4.4 1 16.2 130.8 Amortization of intangible assets 17.5 1 8.2 38.8 38.1 EBITDA 2 30.7 195.7 438.7 473.7 A Non-cash items 12.7 9 .6 19.8 2 2.9 B Acquisition, integration and reorganization 23.8 4.0 1 1.8 3 1.6 C Other adjustment items 3.4 3 .1 5.2 5 .5 Adjusted EBITDA $ 2 70.6 $ 2 12.4 $ 475.5 $ 533.7 Includes adjustments for non-cash charges arising from stock-based compensation, changes in the last-in, first-out (“LIFO”) reserves and gain/loss on disposal of assets. Stock-based A compensation cost was $8.8 million, $8.0 million, $15.7 million, and $16.5 million for 6 months ended Dec-19, 6 months ended Dec-18, fiscal 2019, and LTM period ended Dec-19, respectively Includes professional fees and other costs related to completed and abandoned acquisitions, costs of integrating certain of our facilities, facility closing costs, advisory fees paid to B former private equity holders, and offering fees Consists primarily of professional fees and related expenses associated with productivity initiatives, amounts related to fuel collar derivatives, certain financing transactions, lease C amendments, legal settlements and franchise tax expense, and other adjustments permitted by our credit agreement Jefferies 2021 31 31 Non-GAAP Financial Measures – Performance Food Group (as of LTM Dec-19) Six Months Ended Fiscal Year Ended LTM Period Ended December 28, 2019 December 29, 2018 June 29, 2019 December 28, 2019 (In millions) Net income $ 7 7.3 $ 7 1.3 $ 166.8 $ 172.8 Interest expense 43.7 3 1.6 65.4 7 7.5 Income tax expense 23.2 20.2 5 1.5 5 4.5 Depreciation 6 9.0 5 4.4 1 16.2 130.8 Amortization of intangible assets 17.5 1 8.2 38.8 38.1 EBITDA 2 30.7 195.7 438.7 473.7 A Non-cash items 12.7 9 .6 19.8 2 2.9 B Acquisition, integration and reorganization 23.8 4.0 1 1.8 3 1.6 C Other adjustment items 3.4 3 .1 5.2 5 .5 Adjusted EBITDA $ 2 70.6 $ 2 12.4 $ 475.5 $ 533.7 Includes adjustments for non-cash charges arising from stock-based compensation, changes in the last-in, first-out (“LIFO”) reserves and gain/loss on disposal of assets. Stock-based A compensation cost was $8.8 million, $8.0 million, $15.7 million, and $16.5 million for 6 months ended Dec-19, 6 months ended Dec-18, fiscal 2019, and LTM period ended Dec-19, respectively Includes professional fees and other costs related to completed and abandoned acquisitions, costs of integrating certain of our facilities, facility closing costs, advisory fees paid to B former private equity holders, and offering fees Consists primarily of professional fees and related expenses associated with productivity initiatives, amounts related to fuel collar derivatives, certain financing transactions, lease C amendments, legal settlements and franchise tax expense, and other adjustments permitted by our credit agreement Jefferies 2021 31 31

Non-GAAP Financial Measures – Performance Food Group (as of FYE Jun-20 and Historical) Fiscal year ended June 27, 2020 June 29, 2019 June 30, 2018 July 1, 2017 July 2, 2016 June 27, 2015 June 28, 2014 June 29, 2013 June 30, 2012 (In millions) Net (loss) income $ (114.1) $ 166.8 $ 198.7 $ 96.3 $ 6 8.3 $ 56.5 $ 1 5.5 $ 8.4 $ 21.0 Interest expense 116.9 65.4 60.4 5 4.9 8 3.9 85.7 86.1 9 3.9 76.3 Income tax (benefit) expense (108.1) 51.5 (5.1) 6 1.4 46.2 40.1 14.7 11.1 1 2.9 Depreciation and amortization of intangible assets 178.5 116.2 1 00.3 9 1.5 80.5 7 6.3 73.5 5 8.7 4 6.4 Amortization of intangible assets 9 7.8 3 8.8 2 9.8 3 4.6 38.1 45.0 5 9.2 6 1.3 5 5.9 EBITDA 171.0 438.7 3 84.1 338.7 3 17.0 303.6 2 49.0 233.4 2 12.5 A Non-cash items 2 4.8 1 9.8 2 3.2 1 8.8 18.2 2 .5 4 .8 1 .8 3.8 B Acquisition, integration and reorganization 1 82.8 1 1.8 5.0 1 7.3 9 .4 0 .4 11.3 2 2.9 1 3.0 C Productivity initiatives and other adjustment items 26.9 5.2 1 4.4 15.9 2 2.0 22.1 21.0 1 3.2 1 1.7 Adjusted EBITDA $ 405.5 $ 475.5 $ 426.7 $ 3 90.7 $ 3 66.6 $ 328.6 $ 2 86.1 $ 271.3 $ 2 41.0 A Includes adjustments for non-cash charges arising from stock-based compensation, changes in the last-in, first-out (“LIFO”) reserves and gain/loss on disposal of assets. Stock-based compensation cost was $17.9 million, $15.7 million, $21.6 million, $17.3 million, $17.2 million, $1.2 million, $0.7 million, $1.1 million, and $1.1 million for fiscal 2020, fiscal 2019, fiscal 2018, fiscal 2017, fiscal 2016, fiscal 2015, fiscal 2014, fiscal 2013, and fiscal 2012, respectively Includes professional fees and other costs related to completed and abandoned acquisitions, costs of integrating certain of our facilities, facility closing costs, advisory fees paid to B former private equity holders, and offering fees. Fiscal 2020 includes $108.6 million of contingent consideration accretion expense related to the acquisition of Eby-Brown and $9.3 million of costs related to information technology projects the Company is no longer pursuing as a result of the Reinhart acquisition. Fiscal 2015 includes a $25.0 million termination fee payment received related to the terminated agreement to acquire 11 US Foods facilities from Sysco and US Foods C Consists primarily of professional fees and related expenses associated with productivity initiatives, amounts related to fuel collar derivatives, certain financing transactions, lease amendments, legal settlements and franchise tax expense, and other adjustments permitted by our credit agreement. This line item includes development costs of $5.8 million for fiscal 2020 and $8.0 million for fiscal 2018 related to certain productivity initiatives the Company is no longer pursuing Jefferies 2021 32 32 Non-GAAP Financial Measures – Performance Food Group (as of FYE Jun-20 and Historical) Fiscal year ended June 27, 2020 June 29, 2019 June 30, 2018 July 1, 2017 July 2, 2016 June 27, 2015 June 28, 2014 June 29, 2013 June 30, 2012 (In millions) Net (loss) income $ (114.1) $ 166.8 $ 198.7 $ 96.3 $ 6 8.3 $ 56.5 $ 1 5.5 $ 8.4 $ 21.0 Interest expense 116.9 65.4 60.4 5 4.9 8 3.9 85.7 86.1 9 3.9 76.3 Income tax (benefit) expense (108.1) 51.5 (5.1) 6 1.4 46.2 40.1 14.7 11.1 1 2.9 Depreciation and amortization of intangible assets 178.5 116.2 1 00.3 9 1.5 80.5 7 6.3 73.5 5 8.7 4 6.4 Amortization of intangible assets 9 7.8 3 8.8 2 9.8 3 4.6 38.1 45.0 5 9.2 6 1.3 5 5.9 EBITDA 171.0 438.7 3 84.1 338.7 3 17.0 303.6 2 49.0 233.4 2 12.5 A Non-cash items 2 4.8 1 9.8 2 3.2 1 8.8 18.2 2 .5 4 .8 1 .8 3.8 B Acquisition, integration and reorganization 1 82.8 1 1.8 5.0 1 7.3 9 .4 0 .4 11.3 2 2.9 1 3.0 C Productivity initiatives and other adjustment items 26.9 5.2 1 4.4 15.9 2 2.0 22.1 21.0 1 3.2 1 1.7 Adjusted EBITDA $ 405.5 $ 475.5 $ 426.7 $ 3 90.7 $ 3 66.6 $ 328.6 $ 2 86.1 $ 271.3 $ 2 41.0 A Includes adjustments for non-cash charges arising from stock-based compensation, changes in the last-in, first-out (“LIFO”) reserves and gain/loss on disposal of assets. Stock-based compensation cost was $17.9 million, $15.7 million, $21.6 million, $17.3 million, $17.2 million, $1.2 million, $0.7 million, $1.1 million, and $1.1 million for fiscal 2020, fiscal 2019, fiscal 2018, fiscal 2017, fiscal 2016, fiscal 2015, fiscal 2014, fiscal 2013, and fiscal 2012, respectively Includes professional fees and other costs related to completed and abandoned acquisitions, costs of integrating certain of our facilities, facility closing costs, advisory fees paid to B former private equity holders, and offering fees. Fiscal 2020 includes $108.6 million of contingent consideration accretion expense related to the acquisition of Eby-Brown and $9.3 million of costs related to information technology projects the Company is no longer pursuing as a result of the Reinhart acquisition. Fiscal 2015 includes a $25.0 million termination fee payment received related to the terminated agreement to acquire 11 US Foods facilities from Sysco and US Foods C Consists primarily of professional fees and related expenses associated with productivity initiatives, amounts related to fuel collar derivatives, certain financing transactions, lease amendments, legal settlements and franchise tax expense, and other adjustments permitted by our credit agreement. This line item includes development costs of $5.8 million for fiscal 2020 and $8.0 million for fiscal 2018 related to certain productivity initiatives the Company is no longer pursuing Jefferies 2021 32 32

Non-GAAP Financial Measures – Performance Food Group (as of LTM Mar-21) Three Months Ended Three Months Ended Three Months Ended Three Months Ended LTM Period Ended June 27, June 29, September September December December March 27, March 28, March 27, 2021 2020 2019 26, 2020 28, 2019 26, 2020 28, 2019 2021 2020 (In millions) Net (loss) income $ (151.2) $ 63.2 $ (0.7) $ 36.1 $ 1 7.6 $ 4 1.2 $ (7.6) $ (40.2) $ (141.9) Interest expense 38.0 17.3 3 8.8 17.3 38.1 2 6.4 3 7.1 3 5.2 1 52.0 Income tax (benefit) expense (111.0) 19.9 (1.3) 1 0.1 7 .3 13.1 (4.5) (20.3) (109.5) Depreciation 60.2 3 2.5 52.8 3 3.9 54.9 35.1 5 0.7 49.3 2 18.6 Amortization of intangible assets 30.3 10.2 2 9.3 8 .8 29.3 8 .7 3 0.1 5 0.0 1 19.0 EBITDA (133.7) 143.1 1 18.9 1 06.2 147.2 1 24.5 1 05.8 74.0 238.2 A Non-cash items 6 ..0 6 .9 1 1.0 7 .0 7 .1 5.7 1 3.0 6 .1 3 7.1 B Acquisition, integration and reorganization 1 22.1 6 .5 4 .5 11.6 4 .9 1 2.2 3 .6 36.9 1 35.1 C Other adjustment items 9.4 0.5 0.8 2.9 (1.2) 0 .5 (1.2) 14.1 7.8 Adjusted EBITDA $ 3.8 $ 1 57.0 $ 135.2 $ 127.7 $ 1 58.0 $ 1 42.9 $ 1 21.2 $ 1 31.1 $ 418.2 A Includes adjustments for non-cash charges arising from stock-based compensation, changes in the last-in, first-out (“LIFO”) reserves and gain/loss on disposal of assets. Stock-based compensation cost was $3.9 million, $3.9 million, $4.7 million, $4.4 million, $7.6 million, $4.4 million, $7.0 million, $5.2 million, and $23.2 million for 3 months ended Jun-20, 3 months ended Jun-19, 3 months ended Sept-20, 3 months ended Sept-19, 3 months ended Dec-20, 3 months ended Dec-19, 3 months ended Mar-21, 3 months ended Mar-20, and LTM period ended Mar-21, respectively Includes professional fees and other costs related to completed and abandoned acquisitions, costs of integrating certain of our facilities, facility closing costs, advisory fees paid to B former private equity holders, and offering fees Consists primarily of professional fees and related expenses associated with productivity initiatives, amounts related to fuel collar derivatives, certain financing transactions, lease C amendments, legal settlements and franchise tax expense, and other adjustments permitted by our credit agreement Jefferies 2021 33 33 Non-GAAP Financial Measures – Performance Food Group (as of LTM Mar-21) Three Months Ended Three Months Ended Three Months Ended Three Months Ended LTM Period Ended June 27, June 29, September September December December March 27, March 28, March 27, 2021 2020 2019 26, 2020 28, 2019 26, 2020 28, 2019 2021 2020 (In millions) Net (loss) income $ (151.2) $ 63.2 $ (0.7) $ 36.1 $ 1 7.6 $ 4 1.2 $ (7.6) $ (40.2) $ (141.9) Interest expense 38.0 17.3 3 8.8 17.3 38.1 2 6.4 3 7.1 3 5.2 1 52.0 Income tax (benefit) expense (111.0) 19.9 (1.3) 1 0.1 7 .3 13.1 (4.5) (20.3) (109.5) Depreciation 60.2 3 2.5 52.8 3 3.9 54.9 35.1 5 0.7 49.3 2 18.6 Amortization of intangible assets 30.3 10.2 2 9.3 8 .8 29.3 8 .7 3 0.1 5 0.0 1 19.0 EBITDA (133.7) 143.1 1 18.9 1 06.2 147.2 1 24.5 1 05.8 74.0 238.2 A Non-cash items 6 .0 6 .9 1 1.0 7 .0 7 .1 5.7 1 3.0 6 .1 3 7.1 B Acquisition, integration and reorganization 1 22.1 6 .5 4 .5 11.6 4 .9 1 2.2 3 .6 36.9 1 35.1 C Other adjustment items 9.4 0.5 0.8 2.9 (1.2) 0 .5 (1.2) 14.1 7.8 Adjusted EBITDA $ 3.8 $ 1 57.0 $ 135.2 $ 127.7 $ 1 58.0 $ 1 42.9 $ 1 21.2 $ 1 31.1 $ 418.2 A Includes adjustments for non-cash charges arising from stock-based compensation, changes in the last-in, first-out (“LIFO”) reserves and gain/loss on disposal of assets. Stock-based compensation cost was $3.9 million, $3.9 million, $4.7 million, $4.4 million, $7.6 million, $4.4 million, $7.0 million, $5.2 million, and $23.2 million for 3 months ended Jun-20, 3 months ended Jun-19, 3 months ended Sept-20, 3 months ended Sept-19, 3 months ended Dec-20, 3 months ended Dec-19, 3 months ended Mar-21, 3 months ended Mar-20, and LTM period ended Mar-21, respectively Includes professional fees and other costs related to completed and abandoned acquisitions, costs of integrating certain of our facilities, facility closing costs, advisory fees paid to B former private equity holders, and offering fees Consists primarily of professional fees and related expenses associated with productivity initiatives, amounts related to fuel collar derivatives, certain financing transactions, lease C amendments, legal settlements and franchise tax expense, and other adjustments permitted by our credit agreement Jefferies 2021 33 33

Non-GAAP Financial Measures – Core-Mark (as of FYE Dec-19)

EBITDA Non-GAAP Reconciliation

		Fiscal Year ended
	($ in millions)	31-Dec-19
	Net income	$57.7
A	Interest expense, net	14.4
	Provision for income taxes	19.7
	Depreciation & amortization	60.9
	LIFO expense	27.6
	Stock-based compensation expense	9.6
	Foreign currency transaction losses, net	0.8
	Adjusted EBITDA (Non-GAAP)	**$190.7**

Diluted Earnings per Share Non-GAAP Reconciliation

		Fiscal Year ended
	($ in millions, except share and per share data	31-Dec-19
	Diluted EPS	$1.25
	LIFO expense	0.44
	Diluted EPS excluding LIFO expense (Non-GAAP)	**$1.69**
	Additional Items Impacting Diluted EPS:	
B	Cigarette inventory holding gains	$0.37
C	Candy inventory holding gains	0.11
D	Headquarters relocation expenses	(0.05)
E	Legacy bad debt expense	(0.03)
F	Foreign exchange losses	(0.01)

	Commentary
A	Interest expense, net, is reported net of interest income.
B	Cigarette inventory holding gains were $23.0 million.
C	Candy inventory holding gains were $6.9 million.
D	Headquarters relocation expenses were $3.0 million.
E	Legacy bad debt reserve of $2.0 million was recorded to reserve for the balance of un-reserved receivables pertaining to specific customers with receivable balances exceeding twelve months past due and are no longer deemed collectable.
F	Foreign exchange losses were $0.8 million.

Jefferies 2021 34

Non-GAAP Financial Measures – Core-Mark (as of LTM Mar-21)

EBITDA Non-GAAP Reconciliation

($ in millions)	LTM Period Ended 31-Mar-21
Net income	$67.4
A Interest expense, net	10.1
Provision for income taxes	20.9
Depreciation & amortization	68.3
LIFO expense	33.4
Stock-based compensation expense	10.6
Foreign currency transaction losses, net	0.5
Adjusted EBITDA (Non-GAAP)	**$211.2**

Diluted Earnings per Share Non-GAAP Reconciliation

($ in millions, except share and per share data	LTM Period Ended 31-Mar-21
Diluted EPS	$1.50
LIFO expense	0.55
Diluted EPS excluding LIFO expense (Non-GAAP)	**$2.05**

Additional Items Impacting Diluted EPS:	
B Cigarette inventory holding gains	$0.58
C Cigarette stamp holding gains	0.13
D OTP tax claim	(0.06)
E Foreign exchange losses	(0.01)

Commentary

A Interest expense, net, is reported net of interest income.

B Cigarette inventory holding gains were $35.2 million.

C Cigarette stamp holding gains were $8.3 million.

D OTP tax claim of $3.8 million recognized in the three months ended March 31, 2021, relates to a tax audit in Ontario for the years 2014 through 2018.

E Foreign exchange losses were $0.5 million.

Jefferies 2021 35